UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 1-10-03
1-5647

03010749

February 21, 2003

Bob Normile
Senior Vice President
General Counsel & Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Act 1934
Section
Rule 14A-8
Public Availability 2/21/2003

Re: Mattel, Inc.
Incoming letter dated January 10, 2003

Dear Mr. Normile:

This is in response to your letter dated January 10, 2003 concerning the shareholder proposal submitted to Mattel by Robert D. Morse. We also have received a letter from the proponent dated January 13, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

January 10, 2003

Sent Via Overnight Mail/Fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc. -- Stockholder Proposal of Robert D. Morse

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company") of its intention to omit from the proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (together, the "2003 Proxy Materials") a proposal submitted by Robert D. Morse to the Company.

With respect to Mr. Morse's proposal, the Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits this proposal from the 2003 Proxy Materials for the reasons set forth in this letter.

I. The Proposal

The Company received a cover letter, initial proposal and supporting statement from Mr. Morse on September 4, 2002, copies of which have been attached hereto as Attachment A. On September 16, 2002, the Company sent Mr. Morse a letter, which is attached hereto as Attachment B, setting forth the various respects in which he failed to meet the procedural and eligibility requirements of Rule 14a-8(b). On September 30, 2002, the Company received a response from Mr. Morse correcting the procedural deficiencies identified by the Company and including a revised proposal (Mr. Morse's proposal, as revised, the "Proposal"). A copy of the Proposal and accompanying supporting statement is attached hereto as Attachment C.

The Proposal states, in its own words, that "Management and Directors are requested to make the following change to the format of the Proxy Voting Card: Remove the word 'EXCEPT' and re-apply the word 'AGAINST' in the Vote For Directors column."

II. Reasons for Omission

The Company believes that it may omit the Proposal for each of the following reasons: (1) the Proposal, if implemented, would violate applicable law, including the proxy rules, and therefore it may be excluded under Rule 14a-8(i)(2) and Rule 14a-8(i)(3); (2) the Proposal relates to the ordinary business operations of the Company and therefore it may be excluded pursuant to Rule 14a-8(i)(7); and (3) the Proposal relates to the election of directors and therefore it may be excluded pursuant to Rule 14a-8(i)(8). The reasons for our conclusions in these regards are more specifically described below.

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3) Because Implementation of the Proposal Would Violate Applicable Law, Including the Proxy Rules

Revising the form of proxy for elections of directors as suggested by the Proposal would cause the Company to violate Rule 14a-9 of the proxy rules, and so the Company may properly omit the Proposal pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3).

Implementing the Proposal would require the Company to permit stockholders to mark their proxies as votes "against" director nominees. In elections of directors, however, Delaware, like most states, gives no effect to votes "against" a nominee. Rather, Section 216 of the Delaware General Corporation Law, as amended ("DGCL"), states that, unless provided otherwise in a particular corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Neither the certificate of incorporation nor the bylaws of the Company opts out of or otherwise deviates from Delaware's statutory default rule of plurality voting.[1]

We have been advised by our Delaware counsel, Richards, Layton & Finger, P.A., that Delaware law would not give legal effect to votes cast "against" a nominee in an election of directors of the Company. The legal opinion of Richards, Layton & Finger, P.A. is attached hereto as Attachment D. We believe, therefore, that because applicable state law would give no effect to a vote "against" a nominee, to include this choice on the form of proxy would be misleading in violation of Rule 14a-9.

Earlier this year, the Staff considered proposals by Mr. Morse in Visteon Corporation (Feb. 20, 2002) and The Coca-Cola Company (Feb. 6, 2002). In each of those cases Mr. Morse's proposal read: "Management and Directors are requested to change the format of the Proxy Material in two areas which are not fair to the shareowners: Remove the word 'Except' and re-apply the word 'Against' in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management." The first sentence of each of these

[1] Similar to the charter provisions of Coca-Cola and Visteon, the Company's charter does provide for voting flexibility for issues of preferred stock. In this case, as in those, however, this flexibility is irrelevant with respect to the voting rights of the Company's common stockholders.

proposals is identical to the Proposal submitted to the Company. Each of Visteon and Coca-Cola argued, among other things, that the implementation of this first sentence would violate the proxy rules and that Mr. Morse's proposal was therefore excludable pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3). The arguments successfully utilized by Visteon and Coca-Cola, also Delaware corporations, were identical to the argument set forth in the preceding paragraph, namely, that their respective charters did not deviate from the Delaware's statutory default rule of plurality voting, and therefore that implementation of the first sentence of the proposal would violate Rules 14a-4 and 14a-9.

In both Visteon and Coca-Cola, the Staff concurred that the registrants could exclude the entire proposal pursuant to Rule 14a-8(i)(2), stating: "There appears to be some basis for your view that [Visteon/Coca-Cola] may exclude the proposal under rule 14a-8(i)(2). In this regard, because [Visteon's/Coca-Cola's] governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in [Visteon's/Coca-Cola's] proxy materials being false or misleading under Rule 14a-9." Identical arguments have also been accepted by the Staff in the case of registrants incorporated in other states seeking to exclude identical proposals by Mr. Morse. See Exxon Mobil Corp. (Mar. 28, 2002) (involving New Jersey law), AT&T Corp. (Mar. 11, 2002) (involving New York law).

In his initial correspondence with the Company, Mr. Morse included copies of two no-action letters that he had received from the Staff—a letter issued to AT&T Corp. on February 7, 2002 and a letter issued to Merck & Co., Inc. on February 15, 2002—each of which denied no-action relief to the registrants (both of which sought to omit proposals made by Mr. Morse that were substantially identical to the proposals submitted to the Company, Visteon and Coca-Cola). The Company does not believe, however, that either of these letters support Mr. Morse's position. The AT&T Corp. precedent, in fact, supports the Company's position. AT&T Corp. requested reconsideration of the letter issued by the Staff on February 7, 2002, and certified to the Staff that AT&T's governing instruments did not opt of the plurality voting scheme that is the default under New York law. The Staff granted AT&T's request, noting: "The Division grants the reconsideration request, as there now appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(2). Specifically, AT&T's governing instruments do not opt out of the plurality voting that is otherwise specified by New York law, and therefore it appears that implementation of the proposal would result in AT&T's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2)."

The Merck letter is clearly distinguishable. In that case the registrant was a New Jersey corporation, and not a Delaware corporation, as is the Company. Merck also did not contend that the insertion of the "against" option in the proxy card would render the proxy card misleading and therefore in violation of the proxy rules. Most significantly, Merck failed to state that its organizational documents did not opt out of New Jersey's plurality voting scheme.

This ground for distinguishing Merck from the letters in which the Staff permitted Mr. Morse's proposal to be excluded, such as Visteon and Coca-Cola, was successfully utilized by the registrant in Exxon Mobil (Mar. 28, 2002). In Exxon Mobil, which also involved a proposal by Mr. Morse (which was substantively identical to the Proposal in this case), the Staff initially rejected the registrant's Rule 14a-8(i)(2) argument. See Exxon Mobil (Feb. 26, 2002). Exxon Mobil submitted a request for reconsideration to the Staff, identifying conflicting precedent no-action letters addressing similar proposals by Mr. Morse (including Coca-Cola and Visteon, in which the Staff permitted exclusion). Exxon Mobil noted that "[u]pon a careful review of these letters, the only distinction that we are able to make between Coca-Cola and Visteon, on the one hand, and the unsuccessful letters, on the other hand, is that in Coca-Cola and Visteon each company specifically affirmed that it did not have charter or bylaw provisions that would opt-out of the plurality voting for election of directors otherwise specified by state law." Exxon Mobil went on to confirm that its organization documents did not opt out of the state's plurality voting scheme. The Staff in its response granted Exxon Mobil's request for reconsideration and permitted exclusion, noting "there now appears to be some basis for your view that Exxon Mobil may exclude the proposal under rule 14a-8(i)(2) because Exxon Mobil's governing instruments do not opt out of the plurality voting that is otherwise specified by New Jersey law, and therefore it appears that implementation of the proposal would result in Exxon Mobil's proxy materials being false or misleading under rule 14a-9."

In this case the Company's charter and bylaws do not opt out of the plurality voting scheme in elections of directors under Delaware law, and Delaware law would give no effect to a vote "against" a nominee. The inclusion of such an option on the company's ballot would render the ballot misleading in violation of Rule 14a-9 and accordingly, we believe that the Proposal may be properly omitted by the Company pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3).

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(7) Because It Relates to the Company's Ordinary Business Operations

We believe that we may omit the Proposal because it deals with a matter relating to the Company's ordinary business operations—the format of the Company's proxy materials—and is therefore excludible pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations." As the Securities and Exchange Commission stated in its Release accompanying the amendments to Rule 14a-8 during 1998, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." (Release No. 34-40018, Mary 21, 1998). The Release went on to state that "certain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

Prior to 1999, it was well established that the preparation and content of documents filed with or submitted to the Commission were within the ordinary business operations of registrants, and that proposals relating to such preparation or content were excludable pursuant to Rule 14a-8(i)(7) (or its predecessor Rule 14a-8(c)(7)). These proposals most commonly sought registrants to include additional disclosure in their public filings. See, e.g., BankAmerica Corporation (Feb. 8, 1996) (permitting exclusion under Rule 14a-8(c)(7) of a proposal seeking detailed disclosure regarding the registrant's reserve accounts); Pacific Telesis Group (Jan. 30, 1992) (permitting exclusion under Rule 14a-8(c)(7) of a proposal seeking disclosure of various corporate information, noting the registrant's position that "decisions by management concerning the presentation of disclosure in a registrant's reports to shareholders as well as the form and content of those presentations are ordinary business matters").

In Johnson Controls (Oct. 29, 1999), the Staff reconsidered its position with respect to proposals requesting additional disclosure. The Staff indicated that it would not exclude such proposals simply because they relate to the preparation and content of documents filed the Commission. Instead, the Staff would consider whether or not the subject matter of the additional disclosure sought in a particular proposal involved a matter of ordinary business; if it did not, then Rule 14a-8(i)(7) would not be grounds for exclusion of the proposal. We believe, however, that Johnson Controls did not eliminate the general principle that the format and content of a registrant's SEC filings are within the ordinary business operations of the registrant. Instead, Johnson Controls created an exception to that general principle in the case of proposals calling for additional disclosure that relates to a subject matter outside of the ordinary business operations of the registrant.

In this case, the Proposal deals with the format of materials to be filed by the Company with the Commission (i.e. the proxy card to be utilized by the Company in its proxy materials), and therefore would be generally excludable. Moreover, the Proposal does not seek additional disclosure that raises an issue outside of the ordinary business operations of the Company which might cause the Proposal to fall within the exception created by Johnson Controls. Indeed, the Proposal does not call for any additional substantive disclosure at all; it deals simply with the format of the Company's proxy card. The Company believes that the manner in which it designs and counts the ballots utilized in its elections for directors is clearly within its ordinary business operations, and should not be subject to micromanagement by shareholders. Therefore, the Proposal may be properly excluded pursuant to Rule 14a-8(i)(7).

C. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(8) Because It Relates to an Election For Membership to the Company's Board of Directors

The second paragraph of the supporting statement implicitly recommends that shareowners vote against the election of the Company's director nominees. This paragraph states: "FURTHER: Management claims the right to advise an 'AGAINST' vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote 'AGAINST' all company selected nominees for Director. Note the news of present exposures of Corporate Director's [sic] wasteful remuneration to Management after their election."

The Staff has previously made clear that Rule 14a-8 permits the exclusion not just of shareholder proposals that on their face relate to an election of directors, but also of shareholder proposals where the supporting statements make recommendations regarding an election of directors. In Phillips-Van Heusen Corp. (Apr. 6, 1999), involving a proposal by Mr. Morse, a paragraph of the supporting statement included a recommendation by Mr. Morse that shareholders vote against the company's nominees for director. The Staff determined that the company could omit the proposal in its entirety unless the proponent deleted this reference.

In Wm. Wrigley Jr. Co. (Jan. 2, 2002) and Exxon Mobil Corp. (Feb. 26, 2002), the proposals, both of which were made by Mr. Morse, included a section that provided: "FURTHER: Since Management claims the right to advise an 'AGAINST' vote in matters presented by Shareowners, I likewise have the right to ask for a vote 'AGAINST' all Company select [sic] nominees for Director until directors stop the practice of excessive remuneration for Management other than base pay and some acceptable perks." In each of these two cases the registrants interpreted this section as a separate proposal, and the Staff agreed with the registrants that this section could be excluded on Rule 14a-8(i)(8) grounds.

The language of the recommendation in our case is substantially similar to the language utilized by Mr. Morse in the Wm. Wrigley Co. and Exxon Mobil Corp. Although Mr. Morse has slightly modified his request for a vote against all Company nominees such that it is phrased as a request by shareholders instead of himself, the fact remains that the Proposal relates to the election of directors because this portion of the supporting statement implicitly recommends voting "against" the Company's nominees for directors. The Company believes, therefore, that the Proposal may be excluded pursuant to Rule 14a-8(i)(8).

III. Conclusion

For the reason set forth above, the Company believes that it may omit the Proposal from the 2003 Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter, including attachments. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

Attachments

cc: Mr. Robert D. Morse (w/attachments)

Attachment A

Letter from Mr. Morse received on September 4, 2002

RECEIVED
SEP - 4 2002

Office of the Secretary
Mattel Corporation
333 Continental Boulevard
El Segundo, CA 90245-5012

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph:856 235 1711
August 23, 2002

Dear Secretary:

I wish to enter a proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. Also, I plan to be personally or represented at the meeting. There could well be offers after proxy delivery.

My request has been omitted on some previous offerings due to non-attendance at meetings However, the SEC Rules of 1934, as amended, permit publication if the proponent has a valid reason for non-representation or appearance at the meeting. It is my contention that travel to the designated meeting is a problem for an elderly person, expensive, only to repeat the request in the short time allotted to speak, after hours of travel, and only a percentage of stockholders personally attending and maybe listen and vote "FOR". Management has their expenses paid by the Company, and there is no remuneration for a proponent. Therefore, the "attendance by proponent rule" is exclusionary and benefits a Corporation unfairly.

Thank you for your interest.

Enclosures

Robert D. Morse

Robert D Morse

Office of the Secretary
Mattel Corporation
333 Continental Boulevard
El Segundo, CA 90245-5012

Robert D. Morse
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
August 25, 2002

Dear Secretary :

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock, wish to enter the following proposal for the Year 2003 Proxy Material:

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Robert D. Morse
Robert D Morse

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to conclude that AT&T has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Grace K. Lee
Attorney-Advisor

February 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Merck has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor

Attachment B

Letter sent from the Company to Mr. Morse on September 16, 2002

Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

September 16, 2002

VIA OVERNIGHT COURIER

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Re: Mattel, Inc. ("Mattel")

Dear Mr. Morse:

On September 4, 2002 I received a letter from you dated August 25, 2002 and addressed to the "Office of the Secretary, Mattel Corporation" containing two proposals (the "Proposals") submitted for inclusion in Mattel's next proxy statement.

There are some eligibility and procedural defects with the Proposals. Pursuant to Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended, we hereby notify you that if you fail to respond to me and correct each of these defects within the time designated under Rule 14a-8(f), Mattel intends to exclude both of the Proposals from Mattel's 2003 proxy statement. Pursuant to Rule 14a-8(f), your response correcting the defects must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.

First, your letter is defective in that it fails to state an intention to continue to hold the required amount of Mattel stock through the date of Mattel's 2003 annual meeting of stockholders, as required by Rule 14a-8(b).

Second, the Proposals are defective because you have submitted more than one proposal to Mattel for the 2003 annual meeting of shareholders. Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." You have submitted two proposals:

- "Remove the word 'EXCEPT' and re-apply the word 'AGAINST' in the Vote For Directors column."
- "Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management."

If I do not receive a response from you that corrects both of these defects within the required time period, Mattel intends to exclude the Proposals from its 2003 proxy statement. Mattel may also seek exclusion of the Proposals for other reasons as permitted under the rules of the Securities and Exchange Commission.

Please direct all future communications about stockholder proposals directly to my attention as Secretary of Mattel.

Very truly yours,

Bob Normile
Secretary

Attachment C

Letter from Mr. Morse received by the Company on September 30, 2002

RECD SEP 3 0 2002

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711

September 22, 2002

Robert Normile, Secretary
Mattel, Inc.
333 Continental Blvd.
El Segundo, CA 90245-5012

Dear Bob:

I find your letter quite interesting. I get the impression that a legal person is presenting the chore that I must, and do agree to hold my stock until after the 2003 meeting in order to be eligible for printing my proposal. My original stock was Tyco Toys, and I have it yet, even though previous Management depleted Company assets by purchase of a publishing company and later claimed a huge severance package, all to my dismay.

These roadblocks that were "promulgated" [this should be written as: "contrived" to fulfill the SEC's pledge a few years ago "to use plain language".] are strictly anti-proposal, as is the requirement to attend the meeting, simply to speak to a usual minority of Shareholders, mostly whom have already voted and do not care to hear the proposal again.

The first claim however, is that I am presenting two distinct proposals. The most sensible and correspondence saving with the SEC is to rewrite my proposal, which is enclosed. I have deleted the "unfair claiming of signed but unmarked proxy votes". Eight or ten other Corporations have responded in like manner, choosing to interpret my Proposal to best suit their intentions, rather that objectively.

Example: Were I to say to you" Your car needs some repair, and I can make it right again". Your immediate question might be "What is wrong?" To which I might state: "The carburetor needs cleaning and the spark plugs are misfiring". I have stated two facts, but only one proposal. I can not present a proposal for change if I do not in-form you of what to change, can I ?

You lastly "may have other objections to printing the proposal". This could well be the "non attendance at previous meeting to present my proposal". My pre-answer to this is that the SEC states that a "valid excuse must be presented for non-attendance". The most valid, is that: I would be "out of my mind" to spend $600.00 and upward to attend each meeting across the country to repeat my proposal in a few minutes time frame to suit the Company's schedule. For effect, multiply this by 20 proposals; I am not that wasteful !

Shareholders are denied a "Right to dissent". I am not picking on your Company as wasting Shareholder assets, but all we need do is see the enormous payouts made by many entities. Anyone can live graciously on a half-million dollars a year, should that be limited, as is the U,S President's salary. When Directors get carried away on excess remuneration, there is always the stigma of a possible kick-back; where are the personnel to police this ? Therefore, eliminate it, is my solution. At least five States in the Mid-Atlantic area permit "procural" voting, distinctly not allowing "Against" voting.

Enclosures: A three in one proposal exposure.
Rhymes for stress relief,
not part of the proposal material.

Sincerely,

Robert D. Morse

Robert D. Morse

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
September 22, 2002

Robert Normile, Secretary
Mattel, Inc.
333 Continental Blvd.
El Segundo, CA 90245-5012

Dear Bob:

I wish to enter this proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. I intend to hold the stock beyond the 2003 meeting date. I plan to attend or be personally represented at the meeting.

PROPOSAL

Management and Directors are requested to make the following change to the format of the Proxy Voting Card:

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column.

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. "EXCEPT" and "ABSTAIN" are NOT deductible from "FOR", therefore unfair to the shareholders. The Management's selection for Directors have an advantage to be elected, as few, if any other nominees are ever presented.

FURTHER:

Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners. The Shareowners likewise have the right to ask for a vote "AGAINST" all company selected nominees for Director. Note the news of present exposures of Corporate Director's wasteful remuneration to Management after their election.

Thank you,

Robert D. Morse
Robert D. Morse

These rhymes are for stress relief,
not part of presentation.

THREE MINUTE GIG

I've been invited to three meets in a row,
And what happened, I'll let you know.
The first, I drove some forty miles,
And the company execs were all smiles.
Then I learned there were some limits,
I could not talk beyond three minutes.
On arrival I had used an hours time,
And was placed in back, which was just fine.
But when I spoke, the stockholders craned their neck,
To see my face, and I asked the chair to show respect.
Next, I drove north about twice as far,
Not expecting to be the star.
I was handed a microphone, right up front,
And soon I realized an affront.
They cut me off without a warning,
And put a stop to my barnstorming.
The shareowners quietly accepted the Rule,
Leaving me feeling I was treated quite cruel.

Robert Dennis Morse
5-20-00

BEGINNER'S LESSON

This is a cat.

This cat is black.

Did someone say: "Scat ?"

This is where it sat.

PRIORITY

If your life is rather dull
Then you need to make it full.
Find a program, eating is out,
Else you'll become rather stout.
Donate some time to a cause,
And you will feel like Santa Claus.

These rhymes are for stress relief,
not part of the presentation.

NO !

As a child, an easy word to learn is: NO !
After that the rest come slow.
But who would ever have made a guess
That shareholders invariably vote: YES !

CUTTING IT

Perhaps King Solomon never slew,
But in an instant, knew what to do.
By offering to cut a child in half,
He solved a problem on our behalf.
"No !, No !, the Mother of the child did whine,
"Give it to her, it is not mine !"
When Mr. Gordon produced a knot,
For Alexander, a slow motion, it was not.
He sliced the rope in seconds flat,
Solved a problem in seconds flat.
When Management ask shareowners for a vote,
They mark the "YES" box with one stroke !

STUMBLED

Seeing a past acquaintance, I recently fumbled,
By declining me a dance, she also bumbled.
I only heard part of what she said,
Thinking it a mishap, I was misled.
Then I realized: There sat a new partner;
Of a sudden, I got a bit smarter.
She had acquired a new friend,
So I quickly brought this to an end.
I looked around, saw a friendly face,
Invited her to dance in the formers' place.
She watched us move about the floor,
Perhaps thinking she goofed once more.
There were others with whom to rumble,
So holding fast to just one can lead to a tumble.

These rhymes are for stress relief,
not part of the presentation.

"IDES" OF MARCH

I'd grab more options, I want you to know,
But my pockets are beginning to overflow.
How we got our job is no one's knowledge;
Needless to say, we took advantage.
The options system is about payout lures,
And we are confident that it endures.
Many of us have jumped ship,
Our lack of loyalty has not caused a blip,
In our former employer's ability to survive,
Since the product itself, keeps them alive.
We only manage to steer the ship,
And each year we take a proxy trip.
We march right up with a plan to dip,
The S.E.C. requires an outline of salary and bonus,
But it's easy to see, they do not own us.
We hand pick our choice for directors,
Then they choose us, the defectors.
We control the fees they earn,
Then they set our base salary in return.
On top of this base you see,
Is where they pile options as salary.
Is it any wonder we live in luxury ?
Share owners are "Yes, Sir's", a bunch of sheep,
Is it any wonder our "take" is so steep ?

Robert Dennis Morse

1-11-00 8:00AM

These rhymes are for stress relief,
not part of the presentation.

FUNDAMENTALS

Many investors put their money in funds;
I happen to be different than the other ones.
If you read up on business news as it does unfold,
You need not rely on others to be told:
Funds are for many, whom are not experimental,
So, you buy your funds, while I use the mental.

Robert Dennis Morse
9:30AM 2-27-02

"CIVIL" WAR

There is no such thing as a "Civil" war;
Why didn't the author think before ?
He titled the action without using his head,
And, consequently, the nation was misled.
The conflict was caused by commercial thinking,
So, why he civilized it, we have no inkling.

Robert Dennis Morse
7:47AM 2-24-02

JUST SAY "NO"

Management continues its plundering style,
And stockholders believe them, all the while.
They put forth a thought: "More options are in need,
In order to enable this company to succeed".
"Competition is rampant, keep us in office".
"We are in charge, no one should boss us;
By only offering us a good base pay,
So, we keep on asking for more, to stay".

Robert Dennis Morse
9:25AM 2-24-02

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
September 22, 2002

Dear Bob: This is a separate and distinct message of importance.

Would you please convey the thought to Management that since most replies to my Proposal are determined to find two, not one, subjects in my presentation, and it to be in violation of the Rules of 1934, as amended, would Management kindly contact the Securities and Exchange Commission for an answer as to why the former Chrysler Corporation presented three separate subjects as shown in my "EXHIBIT", and the SEC has DELAYED OR SUPPRESSED THE INFORMATION for 4 years as of end of September ?

I am under the impression it is : "Heads off, all around, but not mine" attitude.

Will you aid me as a responsible American Corporation in having these plundered assets returned, via the succeeding merged company ? You can understand I have been ignored and/or treated poorly by the SEC, and the Federal Courts, as shown.

Thank You,

Robert D. Morse

Robert D. Morse

Enclosures:
Adjusted request proposal
Chrysler Corp. Exhibit/Request.
Rhymes for stress relief.

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
August 19, 2002

THIS IS A WHISTLE BLOWER ACCOUNT OF A CONTRIVED PLAN BY WHICH FIVE CHRYSLER EXECUTIVES AND OTHERS ENRICHED THEMSELVES AS A RESULT OF A MERGER VOTE AND NO REGULTORY ACTION TAKEN THERON

OUTLINE OF CHRYSLER—MERCEDEZ MERGER PLAN

Proposal August 6.1998—Voted September 18, 1998

1. A week or so prior to receipt of Merger Proposal, a notice in Philadelphia Inquirer business column stated that five Chrysler executives stood to gain over 300 million in benefits as a result of a favorable merger vote.

2. Within twenty minutes of receipt of Proxy Materials, due to the notice, I spotted a conspiracy to mislead and confuse the shareholders as to voting for or against the merger plan..

3. SEC Rules of 1934, as amended, only permit one subject per proposal.
Chrysler executives placed the proposal to merge with Mercedez-Benz as one, Cash and options awards to themselves as another subject, and a third subject to increase Mr. Eaton's monthly retirement benefits all in one voting box, which misled stockholders into thinking all was a necessary part of the vote to merge. The result was over 97 percent voted in favor thereof.

4. Chrysler executives invited Tricenda Corporation [11% holdings] to vote for the merger plan, prior to issuing the proxy to remaining stockholders. Tricenda has since challenged the merger in Federal District Court in Delaware, the state of Chrysler's incorporation

5. A precautionary statement on front page reads: "—you will be asked to approve and adopt the amended and restated—Agreement—and the transactions contemplated by it , including the Chrysler Merger, are fair to and in the best interests of Chrysler and Chrysler's stock-holders." --"Your Board of Directors has unanimously approved—the Chrysler Merger—and the transactions contemplated by it,"—"including the Chrysler Merger."

6. Page 70, Par. 2 stipulates in a running sequence the cash payments to be made the five executives, not in a graphic depiction, as would be ordinarily presented. It is presented twice in the same manner. The executives can thereby claim "full disclosure". Continuing, Par. 4: Special Bonus Plan: "Chrysler may award special cash bonuses, not to exceed $5 million – to reward their efforts in connection with the transaction" Next continuing, is a running list of benefits to be derived by issuing Stock Appreciation Rights as a group [30 individuals including the five executives], 8,521,319 shares. "—Chrysler will establish an appropriate program to cover [if] the shortfall"

7. Approximately August 10, 1998, a letter to Chairman and CEO Robert J. Eaton inviting a change to three separate proposals went unanswered. SEC Rules: One subject per proposal.

8. Several letters to the SEC, acknowledged but no action taken to date. Likewise, three requests to the Justice Department never acknowledged nor action taken. A letter to Delaware, state of incorporation went unanswered.

9. Court action taken in Third District Court, Camden, NJ thrown out as "over one year of prior knowledge of alleged crime', seeking reimbursement to shareholders. Appeal to full court denied. Appellate Court in Philadelphia upheld first denial of a jury trial which had been requested. Appeal to Supreme Court returned with directions as how to apply within 90 days, [40 copies plus $300 fee, and admonition that only small percentage of cases are accepted for review by that Court]., therefore abandoned if favor of publicity as remedy for official inaction, even when evidence presented to Federal Courts.

Suggested headline:

FIVE CHRYSLER EXECS MADE A COUP[E]

AND THE STOCKHOLDERS TAKEN FOR A RIDE !

NO SALE

He soon thought it best
To take a trip out West,
Bringing along a companion.
Now, if he lived with the times,
He would have brought his rhymes,
And tossed them all in a canyon.

Postal card to printer
AZ October 1989

OBSERVED

Your actions were easily observed;
The spectacle left me a bit unnerved.
As you continually scratched his back,
You were inviting a personal attack.
In the meantime, it hurt my feeling;
That it might be intentional, left me reeling !

CHRYSLER

Chrysler is pulling a stunt, you see,
And that is not right with me.
They are carving up the Company Cow,
And slicing out a piece somehow.
The Filet Mignon, they select,
Is for themselves, I suspect.
The choice is hidden in a proposal so thick,
It will escape reading, rather slick.
The SEC should flex its muscle,
And call off the meeting in a hustle.
Till we hold a separate vote
Perhaps the shareholders will take note.
That management continues to grab and hold,
It is so easy, they continue to be bold.

Robert Dennis Morse

CHRYSLER DESSERT

[Chrysler–Daimler-Benz Proxy]
For Sept. 18, 1998

The top is laced with a bit of garnish,
Its actual use is as a varnish;
To gloss over what you need to know,
That this clever stunt won't show.
There are two dashes of info splashed inside,
As a legal way in which to hide,
The skimming of icing off the cake,
At the same time they start the bake.
Making sure their awards come off the top,
In the unlikely event the merger should flop.
To gain more wealth they use their rank,
Then smile on their way to a bank.
I'm sending out copy in the flat;
The main purpose of course, is that:
Success of rhyme is where I'm aiming,
Should someone decide it's good for framing.

Robert Dennis Morse

RETREAT

The Pres. and Hillary went on retreat,
To escape the feedback; Oh, so neat !
They get to go barefoot on the sand,
And enjoy a hideout in this great land.
Now that he's ordered bombs to burst,
He hasn't quenched my writing thirst.
She probably keeps her legs crossed,
Letting him know, she won't be bossed.
I just thought to let you know,
They are not treading toe to toe !

CHRYSLER CAPER

PAY SHUNTS

It is 5:45 in the morn,
And my patience is getting worn.
Before the meeting I did warn,
Other than that, it would seem,
No one but me sees through the scheme !

COPY

I'm not sending Chrysler a copy,
It would only make them happy.
That they did their footwork well,
Preparing a plundering plan to cast a spell.
In doing so, they touched all bases,
Remembering first to tie the laces.
Can't you see smiles on their faces ?

CHRYSLER SYNOPSIS

The meeting is called for 9:00AM,
To discourage the elderly, is the plan.
There is an easy missed wording in the proposal,
That puts a few hundred million at their disposal.
All the benefits were in a running sequence,
And further, retirement plans in pay-out sequence.
Is it any wonder Management holds full sway,
As thoughtless shareholders let them have their way ?

GIVE IT BACK !

The Management pulled such a clever trick,
Skimming the wealth in a way so slick.
It was buried in wording to confuse,
The large amounts, and with subterfuge.
The shareholders may not read or write,
But are duped of assets, which isn't right !

ATTENTIONNE !

This is quoted from memory of yesteryear,
While still an admirer of a Peer.
Shakespeare knew just what to say,
And for Marc Anthony, put it this way:

"Friends, Romans, and Countrymen,
Lend me your ears",
"I came to bury Caesar, not to praise him"
"The evil that men do lives after them,
The good is oft interred with their bones".
"So let it be with Caesar".
"He was my friend, loyal and---"

This is how Marc alerted Justice,
Obtaining punishment for those whom did injustice.
Now I must put it another way:
Presiding Justice has nothing to say.

"Friends, Americans, and Chrysler Owners,
Are you aware most of you pulled boners ?"
"I am here to save the Company money,
Not to loot in a way that's crummy----".

When you voted for the Merger Plan,
I don't think you all understand,
That you gave away to Management's Five,
More than they need to stay alive !
The trick was to reveal all to you,
Making it legal from their point of view.
But note how they tripped up in the Proxy,
They pulled a stunt that isn't moxie.
It is against the Rule to place more in one proposal,
But being in charge, they put three at their disposal;
Bundled them together for a single vote,
Which is illegal, please take note.
Now we must undo this wrong,
Vote them out of office in a way that's strong !
While calling for a reversal, will you come along ?

Robert Dennis Morse

EATON: ONE'S HEART OUT!

He believes "From the bottom of my heart!",
That he did not miss-figure, from the start.
How did claiming millions like this,
Make the five who plundered remiss ?
They were not so interested in a merger success,
But more in what they try to possess.
If we consider a heart turned over,
It's the shape of an iceberg, a rover.
There is much hidden from the eye,
As they and he conspired on the sly.

2-15-01 2:30PM

EDIBLE

There are some flowers quite edible;,
Though some say the taste is terrible.
I, for one, enjoy their taste,
While others let them go to waste.
When asked if "eatable" is an improper word,
This is what I think I heard:
"It's an adjective, sounding like a verb".
But speaking while eating, sounded like a blurb.

7-28-00 9:10AM

FEEDING TIME

Many of us like to feed a slot,
A rewarding trait, is it not ?
The spinning symbols produce a thrill,
But the shock arrives, as they still.
Perhaps a few winnings show on gauge;
This is what starts a feeding rage.
We fast-feed our coins within,
But soon concede our loss, and grin.

10-25-00 7-30-AM-AZ

CHRYSLER COUPE

I call attention to something new,
That happens to be a Chrysler coup.
It is a vehicle I have brought to view.
Yet put the inventors in a stew.
The merger was designed to benefit a few,
And the Rules were bent to make it do.
The car is imaginary, in their mind,
And we were taken for a ride, quite unkind !

3-07-01 10:00AM

CONSUMER

Partly due to separation of Church and State,
Divorce has reached a fifty percent rate.
However, if you relate to the past
You will endeavor to make marriage last.
Now, when either partner decides to go,
Here is more advice you should know:
Perhaps you think this a bit unkind,
But try not eating all that's left behind.

3-12-01 4:00AM

CRAZY

A long time ago, terms were supplied,
And right or wrong, were applied.
Since "Luna" is Spanish for the moon,
"Lunatic" was born, way too soon.
Observers noted when the moon is full,
Some few persons were drawn by its pull.
They acted abnormally, in a way,
And "Lunatic" is applied to this day.
Others like to say: "Crazy as a loon",
A silly phrase spoken too soon.
Since we also say: "Wise old owl",
Why is a night creature's call a fowl ?

7-04-01 8:00AM
Robert Dennis Morse

FEDERAL COURT

The Court can't see farther than its knows,
Which activates me to again compose.
The court is too demanding with stated rules,
That it has complete charge, and still rules
Against a claimant who has specified
How plundering was planned, and then applied.
A time limit to apply is one year,
But that I tendered, and held no fear
That proper interpretation would apply
The S.E.C. "One subject" buried on the sly.
It is not understood by any judge,
So now I give another nudge
To a higher court to save face,
And put the plunderers in their place.

Robert Dennis Morse

DR. TOWNSEND
Father of Social Security

This gentleman's proposal may be a Godsend,
Since most of us gained at the end.
It was his idea first to recommend
A plan for savings we could later spend.
There were objectors, claiming it a tax,
Though their thinking was somewhat lax.
Others persevered and it finally passed;
Now Dr. Townsend should be first classed.
I would like to head a Commission,
Preparing a monument is my ambition.

Robert Dennis Morse

NAME DROPPING

There are two versions of name dropping,
One of which aims at argument stopping.
This is usually a toss for attention,
And the other version is a loss of mention.
Gertrude, Rosalie, Valerie, Timothy,
All now have our sympathy.
Since dropping them was a bit unkind,
Yet, their memory is brought to mind.
These are people I long ago knew,
But their retention has gone askew.
There is a period when a child was given a name
After an actor or movie star of fame,
Only to find that it dies out, as does a flame.

STOICALLY STRICT

In all the rejections, Rules have been stated,
While none of my arguments have been rated.
When a Rule removes a Right,
I feel obligated to put up a fight.
If in America, I am denied dissent,
Then my writings are not well spent.
If the only answer is by Rules stoically stated,
Then the Staff must be "B" rated.

Robert Dennis Morse
3 Min. 12-25-01
11:10 PM

ODE TO DR. ABRAMSOHN

FOOTWORK

The Doctor strides from room to room;
He moves softly, does not zoom.
I wait my turn for a toenail clip,
And repeat my words, he does not zip.
Patiently waiting in the chair,
It is not too long, before he's there.
The distance he travels in his working day
Is not too great, if I may say.
He may or not want to take a seat,
Yet I would bet he's tired of feet !

FARM IT OUT

Some directors have been referred to as "Mules",
However, they know how to follow the rules.
After election, they give Management the say,
To run the Company, come what may.
Who knows what they have in mind;
Perhaps you think I am being unkind ?
For advisors' knowledge they pay Auditors more;
Are they giving away the Company store ?
Finally we learn what it's all about,
Management only needs brains to carry it out !

MEETING

When evidence is presented in an orderly way,
Shouldn't the provider have a say ?
Instead, he was bluntly rebuffed;
An ordinary person would be nonplused.
I am a critic, I need to be heard,
So pay attention to my written word:
If we are to have a meeting of minds,
It's time to pay attention to the signs
As to who is right, or whatever,
We've got to get our heads together.

Robert Dennis Morse
5-24-02 1:25AM 6 Mim.

COMPLIMENT

I occasionally offer a compliment,
Though the reply received is not my intent.
When I like the sight of a pretty dress,
The wearer is often apt to confess:
"It's my favorite too, and several years old".
This is something we need not be told.

MY SONG

A sad situation
That should not have occurred.
So far, no one listens,
Now I act like a bird;
And fly to the top court
Where my plea may be heard !

DO AS YOU PLEASE !

A person, being somewhat frustrated,
May speak out as above stated.
This is in answer to a choice
Made perhaps, by a more dominant voice.

Robert Dennis Morse
6-02-02 5:50AM 2 Min.

RULES

Ever give thought to the making of Rules ?
Perhaps it started for the conduct of duels,
Since with possible death it deals.
There must be proper handling of steels.
Now, as to today's use of rules,
It seems the winner is the one who rules !

ODE TO THE COURTS

FLAT LEVEL

A slotted head metal piece with spiral end
Is often used to make or mend.
The head may be rounded or just flat,
Which brings to my mind something that
Has not been resolved in an ordinary way,
So, I now have something to say:
"If from a flat level policy they will not budge,
Now I must offer to give them a nudge".

KNIGHTHOOD

I wonder if it will ever be understood,
Why the Queen adds to her brood ?
A thousand men she knighted so far,
How come, with women, she seldom does spar ?
So many knights now abound,
We are in a daze, all around !
6-20-02 9:15AM 4 min.

I jotted down this rhyme too fast,
Somehow I knew it wouldn't last.
My nephew says there are such called a "Dame",
So now I will accept some blame.
Though not so numerous in the Queen's flock,
Their appearance I should not block.
8-5-02 7:35PM 2 min.

APPLICATION

While we were young, have your parents all said:
"You must apply yourself, to get ahead!"
Some may appear to take hold of the wheel,
While others so lazy, begin to steal.
From a poor start I learned to save,
While at the same time, I did behave
I was able to deal with stealth,
And reached the Supreme Court, all by myself !

ILL EAGLE

I found an illegal and caught it in time,
But had no success with the use of no rhyme.
When presented to Court, I was barred by the rules,
Which left me wondering if they roost on stools ?
I expected good treatment, our symbol to survive.
But no one kept the case alive.
The Regulators and Courts refused it in stride,
Though the facts of plundering I did not hide.
They all fell back on their rules,
So exacting, perhaps like fools,
To express the power they hold;
Whistle Blowers are not to unfold.
I found an illegal and took it to Court,
But the talented judges didn't do naught!

PIQUED

It may be that I've left you piqued,
With so many rhymes, and recognition seeked.
After twelve hundred or so, I may have peaked.
However, they keep occurring, somehow leaked.
One might think, into the future, I peeked.
If something happens, or is brought to my attention.
In a short time frame, I do make mention.

BATTER UP !

If we consider the Court as a playing field,
Then I am not about to yield.
I've had two strikes called on me,
But haven't been allowed at bat, you see.
The evidence was presented in a proper way,
And Summons's issued to start the play.
All of a sudden, a Defense has claimed
That the date is wrong, and I am blamed.
This is the last strike for a Court session,
To unmask a theft, is my obsession.
I have not been permitted a verbal bout,
But I haven't yet lost my clout.
A higher Court may be available to use,
To uncover a clever shareowner abuse.
They voted 97% for a Merger Plan,
But failed to notice a plundering Clan.
Another route is available to expose,
And the Media may awake from its repose.

Robert Dennis Morse

COMING FROM ?

Do you know where I'm coming from ?
This one may turn out to be fun.
When asked a stupid question like this,
I have an answer I can't resist:
"It makes no difference, thought or location,
From you I'm ready to take a vacation !"

ANGLE

Isn't it political to present an angle,
One which induces a public wrangle ?
If you want to win an election,
You must work the undecided section.
Those whom are constantly feeling lost
Are the ones most easily bossed.
We the public should bear in mind,
For one reason or another, we are inclined.

ADMONITION

This is NOT my last resort,
Though the second notice to the Court.
By returning evidence you did not read,
I have other plans to succeed.
You first decided I am low on cash;
Being "Pro bono", you reacted too rash.
The legal field saw no time-use fees,
Yet my evidence they belatedly release.
The Court requires forty copies in sixty days,
A "Court Rule", just one of a phase.
You did not thank me for reporting a crime,
Which makes a citizen feel it a waste of time.
The President suggested some "New Rules",
Which make our law makers look like fools.
There are too many rules to follow,
Which leads me to believe justice is hollow.
My next approach will be the Media,
I'll do it in rhyme, not the encyclopedia !

FIVE OF A KIND

WHO DIDN'T MIND

Five Chrysler Execs made a coup[e];
Here's how the shareowners, they did dupe:
The vehicle has a running Board,
Which attached itself to the Company's hoard
Of cash and options, they proceeded to clutch,
Figuring the shareowners wouldn't care much.
They assembled three plans, all in one,
And steered the vote, that's how they won!
If you wheel around, when seeing them some place,
You might see a smile caress their face!

Robert Dennis Morse
8-20-02

EXHIBIT
CHRYSLER PROXY

"Chrysler Stockholder Approval") of the outstanding shares of Chrysler Common Stock entitled to vote is required to approve the Chrysler Merger Proposal. The Chrysler Stockholder Approval will become effective upon consummation of the Daimler-Benz Exchange Offer. As of the Chrysler Record Date, there were 647,304,195 shares of Chrysler Common Stock outstanding and entitled to vote at the Chrysler Special Meeting. **The actions proposed in this Proxy Statement/Prospectus are not matters that can be voted on by brokers holding shares for beneficial owners without the owners' specific instructions. Accordingly, all beneficial owners of Chrysler Common Stock are urged to return the enclosed proxy card marked to indicate their votes, or to cast their vote by telephone or by Internet.**

Security Ownership of Management. As of July 20, 1998, directors and executive officers of Chrysler and their affiliates beneficially owned an aggregate of 8,211,204 shares of Chrysler Common Stock (approximately 1.21% of the Chrysler Common Stock then outstanding), including 6,804,399 shares under option. Chrysler expects that all of such directors and executive officers will vote their shares (other than shares under option) in favor of the Chrysler Merger Proposal.

Stockholder Agreement. Tracinda Corporation, a Nevada corporation ("Tracinda"), and Mr. Kirk Kerkorian have entered into the Stockholder Agreement with Daimler-Benz and Chrysler (the "Chrysler Stockholder Agreement"), pursuant to which Tracinda has agreed, among other things, to vote all of the shares of Chrysler Common Stock owned by it in favor of the Chrysler Merger Proposal. As of July 30, 1998, Tracinda beneficially owned 71,753,992 shares of Chrysler Common Stock, representing approximately 11% of the outstanding shares of Chrysler Common Stock on the Chrysler Record Date. The Chrysler Stockholder Agreement is filed as an exhibit to the Registration Statement and is incorporated herein by reference. See "The Chrysler Special Meeting–Stockholder Agreement" and "Ownership of Chrysler Common Stock–Beneficial Ownership of Certain Stockholders."

Recommendation of the Chrysler Board; Reasons for the Chrysler Merger. The Chrysler Board has unanimously approved the Combination Agreement, has unanimously determined that the Chrysler Merger is fair to, and in the best interests of, Chrysler and its stockholders, and unanimously recommends that Chrysler stockholders vote FOR the Chrysler Merger Proposal.

For a discussion of the factors considered by the Chrysler Board in approving the Combination Agreement, see "The Transactions–Recommendations of the Chrysler Board and Reasons for those Recommendations."

Opinion of Financial Advisor of Chrysler. On May 6, 1998, Credit Suisse First Boston Corporation ("CSFB") delivered to the Chrysler Board a written opinion that, as of such date, and based upon and subject to the matters set forth therein, the U.S. Exchange Ratio was fair from a financial point of view to the holders of Chrysler Common Stock (not including Daimler-Benz and its affiliates). As discussed in "The Transactions–Recommendations of the Chrysler Board and Reasons for those Recommendations," CSFB's opinion and presentation to the Chrysler Board were among the factors considered by the Chrysler Board in reaching its determination to approve the Combination Agreement. A copy of the CSFB opinion is attached as Annex B to this Proxy Statement/Prospectus and is incorporated herein by reference. CSFB has consented to the use of its opinion in this Proxy Statement/Prospectus, and a copy of its consent has been filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus forms a part. Stockholders are urged to, and should, read the CSFB opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by CSFB in connection therewith. See "The Transactions–Opinion of Financial Advisor of Chrysler."

Interests of Certain Persons in the Chrysler Merger. In considering the recommendation of the Chrysler Board with regard to the Chrysler Merger Proposal, stockholders of Chrysler should be aware that certain members of Chrysler's management and the Chrysler Board have interests in the Chrysler Merger that are in addition to and may be different from the interests in the Chrysler Merger of holders of Chrysler Common Stock, including employment agreements with Chrysler, severance benefits, accelerated vesting of stock options and other stock-based awards, employment agreements with DaimlerChrysler AG (in the case of the

Chrysler senior officers who are to become members of the DaimlerChrysler AG Board of Management (*Vorstand*)), interests in certain Chrysler benefit plans and, in the case of Mr. Robert J. Eaton, Chairman and Chief Executive Officer of Chrysler, an increase in pension benefits intended to encourage Mr. Eaton to remain in DaimlerChrysler AG's and Chrysler's employ following the Chrysler Merger. Stockholders should also be aware that certain of such officers and directors will become officers and directors of DaimlerChrysler AG following the Chrysler Merger. See "The Transactions–Composition of DaimlerChrysler Management Board and Integration Committee," "The Transactions–Interests of Certain Persons in the Chrysler Merger" and "The Combination Agreement–DaimlerChrysler AG Governance After the Chrysler Effective Time."

As described in greater detail in "The Transactions–Interests of Certain Persons in the Chrysler Merger," subject only to the consummation of the Chrysler Merger and their continued employment until such time, each of the following Chrysler executive officers will receive the following cash payments, the following number of DaimlerChrysler Ordinary Shares in respect of his unvested Chrysler Equity Units (as hereinafter defined) and the right to share in the appreciation from and after the Chrysler Merger in the following number of DaimlerChrysler Ordinary Shares: Mr. Eaton, $3,727,785; 628,277 DaimlerChrysler Ordinary Shares ($66,214,158) and stock appreciation rights with respect to 2,267,579 DaimlerChrysler Ordinary Shares; Mr. Lutz, $1,326,097; 244,314 DaimlerChrysler Ordinary Shares ($25,748,240) and stock appreciation rights with respect to 683,380 DaimlerChrysler Ordinary Shares; Mr. Stallkamp, $1,500,433; 222,947 DaimlerChrysler Ordinary Shares ($23,496,425) and stock appreciation rights with respect to 379,384 DaimlerChrysler Ordinary Shares; Mr. Valade, $1,056,206; 210,586 DaimlerChrysler Ordinary Shares ($22,193,659) and stock appreciation rights with respect to 442,685 DaimlerChrysler Ordinary Shares; Mr. Pawley, $944,372; 204,104 DaimlerChrysler Ordinary Shares ($21,510,485) and stock appreciation rights with respect to 298,657 DaimlerChrysler Ordinary Shares. In addition, in the event that any of these executive officer's employment is terminated in a qualifying termination following the Chrysler Merger, such officer will also receive the following lump sum severance payment; Mr. Eaton, $24,435,997; Mr. Lutz $0; Mr. Stallkamp, $5,487,445; Mr. Valade, $4,601,383; and Mr. Pawley, $3,946,166. Mr. Eaton will also receive an additional monthly pension benefit not in excess of $30,000 in the event that he completes three years of service following the Chrysler Merger. See "The Transactions–Interests of Certain Persons in the Chrysler Merger."

Non-Consummation of Transactions. If the Transactions are not consummated, Chrysler would continue to operate its businesses as it does currently, and would continue to focus on opportunities it considers appropriate to expand its activities outside of North America.

The Daimler-Benz Special Meeting

Time, Date and Place. The Daimler-Benz Special Meeting will be held at 10:00 a.m., local time, on September 18, 1998, at the Hanns-Martin Schleyer Halle, Stuttgart, Germany.

Purpose of the Daimler-Benz Special Meeting. The purpose of the Daimler-Benz Special Meeting is to consider and vote upon the Daimler-Benz Business Combination Proposal.

Quorum; Required Vote; Shares Outstanding and Entitled to Vote. Only holders of Daimler-Benz Ordinary Shares, including Daimler-Benz Ordinary Shares represented by Daimler-Benz ADSs (the "Daimler-Benz Voting Shares"), on the date of the Daimler-Benz Special Meeting will be entitled to vote at the Daimler-Benz Special Meeting. There are no quorum requirements for the Daimler-Benz Special Meeting. Each holder of a Daimler-Benz Voting Share on the date of the Daimler-Benz Special Meeting is entitled to cast one vote for every such Daimler-Benz Voting Share held by such stockholder; *provided* holders of Daimler-Benz Ordinary Shares (including Daimler-Benz Ordinary Shares represented by Daimler-Benz ADSs) comply with the requirements of the German Stock Corporation Law (*Aktiengesetz*) and the Daimler-Benz Memorandum and Articles of Association (*Satzung*) with respect to the deposit (*Hinterlegung*) of such holders' Daimler-Benz Ordinary Shares in a blocked account and to the voting of such securities, and holders of Daimler-Benz ADSs comply with the requirements imposed by the Depositary for the Daimler-Benz ADSs, with respect to the deposit of such holders' Daimler-Benz ADSs in a blocked account and to the voting of such securities. The affirmative vote of

Interests of Certain Persons in the Chrysler Merger

In considering the recommendation of the Chrysler Board, stockholders of Chrysler should be aware that, as described below, certain members of Chrysler's management and the Chrysler Board may have interests in the Chrysler Merger that are different from, or in addition to, the interests of Chrysler stockholders generally, and that these interests may create potential conflicts of interest. The Chrysler Board was advised of these interests and considered them, among other factors, in approving the Transactions. These interests are summarized below.

As described in greater detail below, subject only to the consummation of the Chrysler Merger and their continued employment until such time, each of the following Chrysler executive officers will receive the following cash payments, the following number of DaimlerChrysler Ordinary Shares in respect of his unvested Chrysler Equity Units (as defined below) and the right to share in the appreciation from and after the Chrysler Merger in the following number of DaimlerChrysler Ordinary Shares: Mr. Eaton, $3,727,785; 628,277 DaimlerChrysler Ordinary Shares ($66,214,158) and stock appreciation rights with respect to 2,267,579 DaimlerChrysler Ordinary Shares; Mr. Lutz, $1,326,097; 244,314 DaimlerChrysler Ordinary Shares ($25,748,240) and stock appreciation rights with respect to 683,380 DaimlerChrysler Ordinary Shares; Mr. Stallkamp, $1,500,433; 222,947 DaimlerChrysler Ordinary Shares ($23,496,425) and stock appreciation rights with respect to 379,384 DaimlerChrysler Ordinary Shares; Mr. Valade, $1,056,206; 210,586 DaimlerChrysler Ordinary Shares ($22,193,659) and stock appreciation rights with respect to 442,685 DaimlerChrysler Ordinary Shares; Mr. Pawley, $944,372; 204,104 DaimlerChrysler Ordinary Shares ($21,510,485) and stock appreciation rights with respect to 298,657 DaimlerChrysler Ordinary Shares. In addition, in the event that any of these executive officer's employment is terminated in a qualifying termination following the Chrysler Merger (as described in greater detail below), such officer will also receive the following lump sum severance payment: Mr. Eaton, $24,435,997; Mr. Lutz, $0; Mr. Stallkamp, $5,487,445; Mr. Valade, $4,601,383; and Mr. Pawley, $3,946,166. Mr. Eaton will also receive an additional monthly pension benefit not in excess of $30,000 in the event that he completes three years of service following the Chrysler Merger (determined based on the assumptions set forth below).

DaimlerChrysler AG Governance Arrangements. The Combination Agreement contains certain agreements relating to the corporate governance of DaimlerChrysler AG after the Chrysler Merger. See "—Composition of DaimlerChrysler Management Board and Integration Committee" and "The Combination Agreement—Daimler-Chrysler AG Governance After the Chrysler Effective Time."

Chrysler Stock Plans. If the Chrysler Merger is consummated, each outstanding option to purchase or acquire shares of Chrysler Common Stock (the "Chrysler Stock Options"), each outstanding Chrysler performance share ("Chrysler Performance Shares"), each outstanding Chrysler stock unit ("Chrysler Stock Units") and each outstanding Chrysler restricted stock unit ("Chrysler Restricted Stock Units" and, together with the Chrysler Stock Options, the Chrysler Performance Shares and the Chrysler Stock Units, the "Chrysler Equity Units"), in each case whether vested or unvested, will be converted into a right to receive a certain number of DaimlerChrysler Ordinary Shares in accordance with the appropriate formula described under the heading "The Combination Agreement—The Chrysler Merger—Treatment of Chrysler Stock Plans." Each of Chrysler's executive officers and directors holds Chrysler Equity Units that would not otherwise be vested or exercisable, but will be converted into DaimlerChrysler Ordinary Shares. Assuming a per share price of Chrysler Common Stock of $65.71 and a Daimler-Benz Exchange Offer Ratio of 1:1, each of the following persons or groups would receive the following number of DaimlerChrysler Ordinary Shares in respect of their unvested Chrysler Equity Units: Mr. Eaton, 628,277 shares ($66,214,158), Mr. Lutz, 244,314 shares ($25,748,240), Mr. Stallkamp, 222,947 shares ($23,496,425), Mr. Valade, 210,586 shares ($22,193,659), Mr. Pawley, 204,104 shares ($21,510,485), all non-employee directors as a group, 24,704 shares ($2,603,603), and all executive officers as a group (30 individuals including those named above), 3,533,234 shares ($372,367,573).

Employee Benefits. Under the Combination Agreement, DaimlerChrysler AG has agreed that for a period of at least two years following the Chrysler Effective Time, it will provide or cause to be provided to current and former employees and directors of Chrysler and its subsidiaries compensation and benefits (including, without limitation, retiree medical and life insurance benefits) that are at least as favorable in the aggregate as the compensation and benefits they were entitled to receive immediately prior to the Chrysler Effective Time. In addition, DaimlerChrysler AG will, and will cause its subsidiaries to, recognize service with Chrysler and its subsidiaries prior to the Chrysler Effective Time for all purposes under any benefit plans of DaimlerChrysler AG or its subsidiaries. See "The Combination Agreement–Employee Benefit Matters." As a result of these arrangements, current and former members of Chrysler's management and the Chrysler Board would continue to receive compensation and benefits following the Chrysler Merger at least as favorable as those currently provided to them by Chrysler.

Employment Continuation Agreements. Chrysler has in effect employment continuation agreements with each of its executive officers. These agreements are intended to assure the affected officer of continued employment for a period of two years following any event that constitutes a change in control for purposes of such agreements. If Chrysler terminates the employment of any such officer without cause, or the officer terminates his employment for good reason, within the two-year period following a change of control, such officer will receive a single lump sum severance payment equal to three times, in the case of Messrs. Eaton, Stallkamp and Valade, and two times, in the case of the other Chrysler executive officers, the sum of the individual's base salary and the average annual bonus payable to him over the three years preceding the date of termination, plus the value of certain additional retirement benefits. These agreements also provide for the continuation of certain employee benefits, such as medical coverage, for a period corresponding to the period for which severance is payable. These agreements also provide that in the event that any payment thereunder or under any other plan or agreement with Chrysler results in the officer being subject to the excise tax payable under Section 4999 of the Code, Chrysler shall make additional payments to such officer so that such officer receives the same net after-tax benefit as the officer would have received had no excise tax been applicable. As a result, if the employment of Chrysler's executive officers were terminated within two years after the Chrysler Merger, such persons would receive, an estimated lump sum severance payment in the amount of $24,435,997 for Mr. Eaton, $0 for Mr. Lutz, $5,487,445 for Mr. Stallkamp, $4,601,383 for Mr. Valade, $3,946,166 for Mr. Pawley and an aggregate amount of $96,907,018 for all executive officers as a group (30 individuals including the named executives). Mr. Lutz has voluntarily retired and will not receive any severance benefits. Chrysler would also be responsible for continuing employee benefits and the additional tax related payments described above.

Amendments to Employment Agreements and Employment Continuation Agreements. Chrysler has amended its employment agreements with Messrs. Eaton, Valade and Stallkamp to (i) add to the events giving rise to "Good Reason" for an executive to terminate his employment, any failure by DaimlerChrysler AG, Daimler-Benz or Chrysler to maintain the agreed corporate governance arrangements and (ii) assure that, if the executive becomes a party to an employment agreement with DaimlerChrysler AG, such agreement will not adversely affect the rights of the executive and the obligations of Chrysler under his employment agreement. Chrysler has also similarly amended its employment continuation agreements with Messrs. Eaton, Stallkamp, Valade and the other Chrysler executive officers. Chrysler has further amended the employment continuation agreements with each of Messrs. Eaton, Valade and Stallkamp to clarify that each such officer's respective employment agreement shall automatically be reinstated for a one-year term subject to annual renewals when the protection afforded under his employment continuation agreement expires.

In order to induce Mr. Eaton to remain employed by DaimlerChrysler AG for at least three years following consummation of the Chrysler Merger, Chrysler has amended Mr. Eaton's employment continuation agreement and employment agreement with Chrysler to provide that (i) for each of the first three years of service performed by Mr. Eaton after consummation of the Chrysler Merger he shall receive three years of additional service credit for purposes of determining the pension benefits payable to Mr. Eaton under Chrysler's supplemental executive retirement plan (the "SERP"), with a pro-rated pension credit for any partial year of service completed during such period and (ii) in the event that Mr. Eaton's employment terminates during such three year period following the Chrysler Merger due to his death or disability, a termination by Chrysler without cause or a termination by Mr. Eaton for good reason, Mr. Eaton shall receive the maximum amount of additional credited service for purposes of the SERP (nine years additional service credit in the aggregate, inclusive of any pension credits earned by actual post-Chrysler Merger service actually completed). The maximum additional monthly amount payable to Mr. Eaton following retirement as a result of the foregoing changes (excluding amounts that Mr. Eaton would otherwise be entitled to receive) is estimated to be approximately $30,000.

Incentive Compensation Plan. In connection with the Chrysler Merger, participants in Chrysler's Incentive Compensation Plan (including, without limitation, Chrysler's executive officers) will receive a distribution of amounts calculated thereunder in respect of 1998 performance through the date of the Chrysler Merger. In the ordinary course, under a stockholders' resolution, the amount accrued under such Plan for the entire calendar year would be available for award at the discretion of the Management Resources and Compensation Committees of Chrysler's Board of Directors. Thus, at least a significant portion of the amounts listed below would likely have been paid to these officers without regard to the Chrysler Merger. The amount payable on account of the Chrysler Merger in respect of the Incentive Compensation Plan will be determined based mainly on the percentage of the 1997 incentive compensation pool paid to the affected officer, subject to certain adjustments. Based on these 1997 percentages and the amounts calculated through June 30, 1998 under the stockholders' resolution, the following amounts would be payable to the following persons: Mr. Eaton, $3,727,785, Mr. Lutz, $1,326,097, Mr. Stallkamp, $1,500,433, Mr. Valade, $1,056,206, Mr. Pawley, $944,372, and all executive officers as a group (30 individuals including those named above), $23,431,868.

In addition to the above amounts, consistent with Chrysler's normal compensation practices for its senior officers, certain recipients of awards under the Incentive Compensation Plan will also receive additional IC Retirement Benefits in respect of the amounts paid under the Incentive Compensation Plan. The annual amount of such additional retirement benefits will be equal to 6% of the amount paid to such officers under the Incentive Compensation Plan.

Special Bonus Plan. Chrysler may award special cash bonuses, not to exceed $5 million in the aggregate, to officers and employees (including, without limitation, executive officers) selected by Chrysler's Management Resources and Compensation Committees to reward their efforts in connection with the Transactions.

Equity Based Compensation Plan. Chrysler has adopted an equity based compensation plan to take effect upon consummation of the Chrysler Merger, under which holders of Chrysler Stock Options (including executive officers) at the time of the Chrysler Merger will have the right to receive cash payments based on any appreciation following the Chrysler Merger in value on the number of DaimlerChrysler Ordinary Shares equal to the number of shares of Chrysler Common Stock subject to any such Chrysler Stock Option multiplied by the U.S. Exchange Ratio. Each such right will have the same terms and conditions, and expire at the same time, as the options held by such optionholders under Chrysler's existing option plans, except that any rights related to Chrysler Stock Options that were not exercisable immediately prior to the Chrysler Effective Time will become exercisable in two equal installments, on each of the six-month and one-year anniversaries of the Chrysler Effective Time. Based on the number of Chrysler Stock Options held by such persons at May 27, 1998, each of the following persons or groups will, at the Chrysler Effective Time, receive stock appreciation rights in respect of the following number of DaimlerChrysler Ordinary Shares: Mr. Eaton, 2,267,579 shares, Mr. Lutz, 683,380 shares, Mr. Stallkamp, 379,384 shares, Mr. Valade, 442,685 shares, Mr. Pawley, 298,657 shares, and all executive officers as a group (30 individuals including those named above), 8,521,319 shares. Non-employee directors will not receive any stock appreciation rights under this plan. In addition, the plan provides that, in the event that the aggregate level of benefits (including stock options and other equity incentives) actually granted to officers and employees of Chrysler and its subsidiaries by DaimlerChrysler AG, Chrysler and their respective subsidiaries following the Chrysler Merger is less than the standard of the U.S. automotive industry or is otherwise limited under local law, Chrysler will establish an appropriate compensation program to cover the shortfall.

Attachment D

Opinion of Richards, Layton & Finger, P.A.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 8, 2003

Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Re: Revised Stockholder Proposal Submitted By Robert D. Morse

Ladies and Gentlemen:

We have acted as special Delaware counsel to Mattel, Inc., a Delaware corporation (the "Company"), in connection with a revised proposal submitted to the Company under cover of a letter, dated September 22, 2002 (the "Proposal"), from Robert D. Morse (the "Proponent") which the Proponent intends to present at the Company's 2003 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on November 30, 1993, the Certificate of Elimination of the Company as filed with the Secretary of State on November 16, 1995, the Certificates of Ownership and Merger of the Company as filed with the Secretary of State on December 30, 1994, June 19, 1996, December 22, 1997, December 23, 1999 and December 14, 2000, the Certificates of Merger of the Company as filed with the Secretary of State on March 27, 1997 and May 12, 1999, the Certificates of Amendment of the Company as filed with the Secretary of State on May 8, 1996 and May 7, 1998, the Certificate of Designation of Series B Convertible Exchangeable Preferred Stock of the Company as filed with the Secretary of State on March 26, 1997, the Certificate of Designation of Series C Mandatorily Convertible Redeemable Preferred Stock as filed with the Secretary of State on March 26, 1997, the Certificate of Correction Filed to Correct Errors in the Certificate of Designation of Series C Mandatorily Convertible Redeemable Preferred Stock of the Company as filed with the Secretary of State on June 24, 1997 and the Certificate of Designation of Special Voting Preferred Stock of the Company as filed with the Secretary of State on May 12, 1999, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (the "Certificate"); (ii) the Bylaws of the Company, as amended through November 8, 2001, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> Management and Directors are requested to make the following change to the format of the Proxy Voting Card: Remove the word 'EXCEPT' and re-apply the word 'AGAINST' in the Vote For Directors column.

You have requested our opinion, as a matter of Delaware law, concerning the effect of a vote "against" a nominee for election as a director of the Company.

Discussion

Section 216 of the General Corporation Law of the State of Delaware (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3).

The Certificate, although providing for cumulative voting with respect to the election of directors and granting enhanced voting rights with respect to the election of directors to certain holders of preferred stock of the Company upon the occurrence of certain specified events (which we have been informed, and therefore assume, have not occurred), does not specify any deviation from the plurality voting standard.

Article I, Section 7 of the Bylaws provides, in pertinent part, that "[a]ll elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast." In this respect, the Company is typical of Delaware corporations. North Fork Bancorp., Inc. v. Toal, C.A. No. 18147, slip op. at 10 n.12

(Del. Ch. Nov. 13, 2000) ("North Fork") ("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy.").[1]

Where directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. 2 Model Business Corporation Act, §7.28, pp. 7-186-87 (3rd ed. 1999) ("A 'plurality' means that the individuals with the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election."). As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nonetheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other." The writer then goes on to describe the difference between a plurality vote and a majority vote:

> Where there are only two candidates, he who receives the greater number of the votes cast is said to have a *majority*; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a *plurality*, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or in other words, more than one-half of the total number of votes cast.

Black's Law Dictionary 1154 (6th ed. 1990).

The decision of the Delaware Court of Chancery in North Fork provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission, which also illustrates the effect of plurality voting. Noting that since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when the SEC considered amendments to its rule in 1979, it first proposed the mandatory inclusion "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

---

[1]North Fork dealt with the unusual situation where a corporation's bylaws required that directors be elected by a majority of the voting power present at a meeting. The question before the Court was whether the proxy cards marked "withhold authority" represented "voting power present" at the meeting.

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it *normally* would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.

North Fork, slip op. at 17.[2]

As a result of this concern, according to the history related by the Court, the SEC dropped the requirement for the inclusion of a vote against option. However, it did include in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees because it wanted to enable stockholders to express dissent by some means other than simply abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a - 4b(2) was justified saying, "because most corporate votes typically require a plurality (and not a majority as was required by the [defendant's] bylaws) the commentators' concern was well-founded." North Fork, slip op. at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "rather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

Conclusion

For the reasons sets forth above, it is our opinion that, as a matter of Delaware law, in an election of directors where directors are elected by a plurality vote, a vote "against" a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the effect of the laws of any other state or jurisdiction, including state or federal laws relating to securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body. In addition, we have not considered and express no opinion as to the applicability of or any compliance with the Delaware Securities Act, 6 Del. C. § 7301 et seq., or any rules or regulations promulgated thereunder.

---

[2]The Court cited Shareholder Communications Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 17411 (S.E.C.) at 4 (Nov. 21, 1979).

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC and the Proponent in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MG/MKR

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
January 13, 2003

Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4-2
450 Fifth Street, NW
Washington, DC 20549

Re: Mattel, Inc
Letter to the SEC dated Jan. 10, 2003
Copy received January 13, 2003.

Ladies and Gentlemen:

There appears to be the same persistent argument that my Proposal, if implemented, would violate State and SEC Laws/Rules. However, as I repeatedly pointed out, the said Laws/Rules are in direct violation of the Constitution, and/or, Bill of Rights.

It is high time the SEC reversed itself in its decisions by recognizing a valid challenge. There is more thought to protecting the Rules than there is to administration of Justice. Clearly, any Law, etc. that deprives an American of the "Right to Dissent" is in itself unconstitutional. Choosing to Abstain or Except is not offering a true voting process.

Those States having "Plurality" regulations were aptly described as having been "Promulgated", meaning contrived, or a stronger word "rigged" under pressure from Corporate Management and their legal advisors, and the governing bodies succumbed to input that guaranteed a "win" for Management proposed Directors to assume office. This is compounded by the fact that rarely, if ever is there an opposition slate of nominees.

PAGE 3, PARAGRAPH 3, LINES 9-10 Quote: ---"that AT&T's governing instruments did not opt out of the plurality voting <u>scheme</u>", and that word aptly describes what it is! Use of the phrase "opting in" or "opting out" of the regulations has no bearing on making a discriminatory rule legal.

PAGE 3, PARAGRAPH 4 LINE 2—"Merck also did not contend ---insertion of the "against" option in the proxy card would render the proxy card misleading and therefore in violation of the proxy rules. Most significantly, Merck failed to state---that its organizational documents did not opt out of New Jersey's plurality voting scheme." Another admission that plurality voting is a "scheme" and Merck is being unfairly chastized for non-action regarding an unconstitutional Law/Rule

PAGE 4, PARAGRAPH B. "The Proposal May Be Omitted Pursuant to Rule 14a-8[i][7] Because It Relates to the Company's Ordinary Business Operations."

This is a fallacy, as the Proxy Material and Proxy Card are requirements of SEC Regulations and do not relate to the conduct of the business. They merely expose the manner in which Directors set the remuneration of Company Management, with no restrictions attached, and no input is permitted by the Shareowners.

PAGE 5, PARAGRAPH 3, LINE 7 ---"The Company believes that the manner in which it designs and counts the ballots utilized in its elections for directors is clearly within its ordinary business operations, and should not be subject to micromanagement by shareowners. The problem is, the Proxy Material as written allows the confiscation {if stated in bold face] all signed but unmarked choices and vote as Management chooses for their own benefit, not the shareowners. It is NOT their property, and should not be voted.. Use of the word "micromanagement" is an insult to the shareowner's capability of decision making.

PAGE 5, ITEM C. : "---"May Be Omitted---Rule 14a[I][8] Because It Relates to an Election For Membership to the Company's Board of Directors." Of course it "relates", that is what the Proxy Card is asking for! I have as much right to ask for a contrary vote as well as the Company does in objecting to Shareowner's Proposals. It is NOT a violation.

The writer, Bob Normile, is asking to confer without including the Proponent, in further discussion prior to a permission to print the Proxy decision. He well knows this is an infraction, but persists in his determination to exclude.

I am open to any suggested adjustment of my Proposal to satisfy the SEC Rules, but not on the basis that "it is false and misleading" in any particular, nor in claiming "Plurality" voting is legal.

6 copies to SEC
1 copy to Mattel, Inc.

Sincerely,
Robert D. Morse

Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 10, 2003

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(i)(2). In this regard, because Mattel's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Mattel's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Mattel relies.

Sincerely,

Jonathan Ingram
Special Counsel